October 10, 2018

VIA EDGAR

Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-2 filed by ClearBridge Energy MLP Fund Inc., File No. 333-226127

Dear Mr. Minore:

On behalf of ClearBridge Energy MLP Fund Inc. (the “Fund”), a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, we are providing the following response to a comment received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 24, 2018. The comment was with respect to the Fund’s Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form N-2 originally filed with the Commission on July 11, 2018. For convenience of reference, the comment of the Staff has been reproduced herein. As agreed with the Staff, the revised disclosure will be included in a filing pursuant to Rule 497 under the Securities Act of 1933, as amended, to be made after the Registration Statement is declared effective.

Prospectus Comments

1.

In your response to Comment 3 in your Correspondence Letter dated September 19, 2018, you stated that “In response to the Staff’s comment, the Fund has added disclosure that it does not intend to invest more than 15% of its net assets in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.” Please revise your disclosure to change “does not intend to” to “may not”.

In response to the Staff’s comment, the Fund confirms it will revise disclosure to state “The Fund d~~oes not intend to~~ may not invest more than 15% of its net assets (measured at the time of acquisition) in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.”

However, the Fund wishes to point out that it is making this change solely because the Staff has informed the Fund that the change is a condition for the Staff to permit the Registration Statement to go effective. The Fund is not aware of any rule or regulation adopted by the Commission mandating any specific policies or disclosures regarding a fund’s ability to invest in such vehicles. The Fund questions, furthermore, how the Staff’s requirement for disclosure, with no source in rule or law, can be consistent with the September 13, 2018 Public Statement by Chairman Jay Clayton regarding “SEC Staff Views.” In that Statement, the Chairman reiterates that “all staff statements are nonbinding and create no enforceable legal . . . obligations . . .” In effect, the Staff is creating a new legal obligation for the Fund (and other funds) through the disclosure comment process, without the benefit of notice and public comment, as is required under the Administrative Procedure Act, as amended.

2.

As a follow up to your response to Comment 8 in your Correspondence Letter dated September 19, 2018, please include risk disclosure regarding the potential impact of the Fund’s deferred income tax expense on the Fund’s expense ratio.

In response to the Staff’s comment, the Fund confirms it will add disclosure to the risk factor titled “Tax Risks of Investing in Equity Securities of MLPs” to state “The Fund in certain prior years has not recorded a deferred income tax expense and in other years it has. To the extent the Fund records such an expense, it will increase the total expense ratio of the Fund.”

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

cc: Jennifer McHugh

2